UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 28 March 2024

Commission File Number 001-31318

Gold Fields Limited
(Translation of registrant’s name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Explanatory Note
This Form 6-K includes the exhibits containing Gold Fields Limited's ("Gold Fields") amended and restated ZAR revolving credit facility agreements. The exhibits are filed herewith in order to be incorporated by reference into Gold Fields’ annual report on Form 20-F for the year ended 31 December 2023.

Exhibit No.	Description
4.7
ZAR Revolving Credit Facility Agreement between Gold Fields Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited, certain wholly owned subsidiaries of Gold Fields and ABSA Bank Limited (acting through its Corporate and Investment Banking division), dated 5 May 2023, as amended and restated on 25 October 2023

4.8
ZAR Revolving Credit Facility Agreement between Gold Fields Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited, certain wholly owned subsidiaries of Gold Fields and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking division), dated 5 May 2023, as amended and restated on 25 October 2023

4.9
ZAR Revolving Credit Facility Agreement between Gold Fields Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited, certain wholly owned subsidiaries of Gold Fields and FirstRand Bank Limited (acting through its Rand Merchant Bank division), dated 18 April 2023, as amended and restated on 25 October 2023

4.10
ZAR Revolving Credit Facility Agreement between Gold Fields Limited, GFI Joint Venture Holdings Proprietary Limited, Gold Fields Operations Limited, certain wholly owned subsidiaries of Gold Fields and The Standard Bank of South Africa Limited, dated 8 May 2023, as amended and restated on 6 November 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Fields Limited

Date: 28 March 2024	By:	/s/ Mike Fraser
		Name:	Mike Fraser
		Title:	Chief Executive Officer